UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Provides Update On Release of Financial Results for Fiscal 2007

TORONTO--(MARKET WIRE) January 28, 2008—Peace Arch Entertainment Group Inc. (AMEX:PAE) (TSX:PAE), an integrated global entertainment company, today provided a status update with respect to the Company’s filing of its financial statements for the year ended August 31, 2007 and its first quarter ending November 30, 2007.

After discussions with Peace Arch representatives, the Ontario Securities Commission (“OSC”) has agreed that the current Management Cease Trade Order issued on December 24, 2007 will remain in place to allow Peace Arch additional time to complete the statements provided Peace Arch continues to comply with the alternative information guidelines of the OSC.

“Our filings have been delayed because we are integrating the financial results of three private companies we acquired during the fiscal year, our CEO was replaced shortly before the original filing deadline, and management has determined under applicable variable-interest entity accounting rules to consolidate the results of numerous privately held, single picture production companies from whom Peace Arch acquired distribution rights during the fiscal year,” said Jeff Sagansky, Chief Executive Officer of Peace Arch Entertainment. “We are determined to ensure that the Company is in good financial standing, and we believe this additional time will allow us to finalize our year-end filing and enable Peace Arch to enter 2008 on a firm financial footing. We confirm once again that other than the release of our statements, there is no material information concerning the affairs of the Company that has not been generally disclosed as of the date of this announcement.”

Peace Arch originally anticipated filing its annual statements during the week of December 9, 2007. Despite its best efforts, management subsequently determined that further time was required to prepare those filings and for its independent auditors to complete their audit. Based on the work done to date, management’s best estimate at this time is that the annual audited financial statements will be filed by February 29, 2008. As a result of not filing its 2007 financial statements, Peace Arch also has not yet filed its financial statements for the first quarter ended November 30, 2007. First quarter results will be filed shortly after the Company files its annual statements.

This update is provided pursuant to the alternative information guidelines of the OSC.  These guidelines require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws. Peace Arch intends to continue to comply with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

Roy Bodner

Senior Vice President

Marketing and Communications

Peace Arch Entertainment

(310) 776-7208

Email Contact: Email Contact

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	January 29, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.